UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 22, 2018

Commission File Number: 1-13546

STMicroelectronics N.V.

(Name of Registrant)

WTC Schiphol Airport

Schiphol Boulevard 265

1118 BH Schiphol Airport

The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosure: A press release dated August 22, 2018 announcing that STMicroelectronics has posted its IFRS 2018 Semi Annual Accounts, and the STMicroelectronics N.V. Semi Annual IFRS Report 2018.

1.    Corporate overview

1.1. History and development of STMicroelectronics

STMicroelectronics N.V. (the “Company”) was formed and incorporated in 1987 as a result of the combination of the semiconductor business of SGS Microelettronica (then owned by Società Finanziaria Telefonica (S.T.E.T.), an Italian corporation) and the non-military business of Thomson Semiconducteurs (then owned by the former Thomson-CSF, now Thales, a French corporation). We completed our initial public offering in December 1994 with simultaneous listings on the Bourse de Paris (now known as “Euronext Paris”) and the New York Stock Exchange (“NYSE”). In 1998, we also listed our shares on the Borsa Italiana S.p.A. (“Borsa Italiana”).

We operated as SGS-Thomson Microelectronics N.V. until May 1998, when we changed our name to STMicroelectronics N.V. We are organized under the laws of The Netherlands, with our corporate legal seat in Amsterdam, The Netherlands, and our head offices at WTC Schiphol Airport, Schiphol Boulevard 265, 1118 BH Schiphol, The Netherlands. Our telephone number there is +31-20-654-3210. Our headquarters and operational offices are managed through our wholly owned subsidiary, STMicroelectronics International N.V., and are located at 39 Chemin du Champ des Filles, 1228 Plan-Les-Ouates, Geneva, Switzerland. Our main telephone number there is +41-22-929-2929. Our agent for service of process in the United States related to our registration under the U.S. Securities Exchange Act of 1934, as amended, is Corporation Service Company (CSC), 80 State Street, Albany, New York, 12207. Our operations are also conducted through our various subsidiaries, which are organized and operated according to the laws of their country of incorporation, and consolidated by STMicroelectronics N.V.

1.2. Strategy and objectives

We are a global leader in the semiconductor market, serving a broad range of customers across different areas. Our strategy focuses on long-term value creation for the Company and its affiliated enterprises and takes into account the evolution of the markets we serve and the environment and opportunities we see for the years to come. We focus on developing industry-leading products and solutions for the application areas which are expected to experience solid growth rates driven by long-term trends which drive industrial development and affect people’s lives. These trends include population ageing and concentration in cities, ubiquitous connectivity, and the need for more energy efficiency across all applications.

Our products are used in a wide variety of applications, which can be broadly grouped into three areas: automotive systems, industrial systems and consumer connected devices. We enable smarter driving by making vehicles safer, more environmentally friendly and more connected. We help make smarter homes, cities, workplaces and factories in which things can be done more efficiently and flexibly, in a more sustainable manner, safer and with a better experience for the people at the center. We enable creators of smart connected consumer devices to develop and take to market their devices quickly and efficiently. In doing this we ensure that ST is found everywhere microelectronics make a positive and innovative contribution to people’s lives. By getting more from technology to get more from life, ST stands for life.augmented.

1.3. Organizational structure

We are organized in a matrix structure with geographic regions interacting with product lines, both supported by shared technology and manufacturing operations and by central functions, designed to enable us to be closer to our customers and to facilitate communication among the R&D, production, marketing and sales organizations.

While STMicroelectronics N.V. is our parent company, we conduct our global business through STMicroelectronics International N.V.’s Swiss Branch and also conduct our operations through service activities from our subsidiaries. We provide certain administrative, human resources, legal, treasury, strategy, manufacturing, marketing and other overhead services to our consolidated subsidiaries pursuant to service agreements for which we recover the cost.

1.4. Products and activities

We are a global independent semiconductor company that designs, develops, manufactures and markets a broad range of products, including discrete and standard components, application-specific integrated circuits (“ASICs”), full-custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital and mixed-signal applications. In addition, we participate in the manufacturing value chain of smartcard products, which includes the production and sale of both silicon chips and smartcards.

Our diverse product portfolio benefits from a unique, strong foundation of proprietary and differentiated leading-edge technologies. We use all of the prevalent function-oriented process technologies, including complementary metal-on silicon oxide semiconductors (“CMOS”), bipolar and non-volatile memory technologies. In addition, by combining basic processes, we have developed advanced systems-oriented technologies that enable us to produce differentiated and application-specific products, including our pioneering fully depleted silicon-on-insulator (“FD-SOI”) technology offering superior performance and power efficiency compared to bulk CMOS, bipolar CMOS technologies (“Bi-CMOS”) and radio frequency silicon-on-insulator (“RF-SOI”) for mixed-signal and high-frequency applications, as well as a combination of Bipolar, CMOS and DMOS (“BCD”) and vertically integrated power (“VIPower”) technologies for smart power applications, silicon carbide (“SiC”) for high-efficiency systems, Micro-Electro-Mechanical Systems (“MEMS”) technologies for sensors and actuators, embedded memory technologies for our microcontrollers and differentiated imaging technologies for our imaging solutions. This broad technology portfolio, a cornerstone of our strategy, enables us to meet the increasing demand for System-on-Chip (“SoC”) and System-in-Package (“SiP”) solutions.

Our operating segments are as follows:

•	Automotive and Discrete Group (ADG), comprised of dedicated automotive ICs (both digital and analog), and discrete and power transistor products for all market segments.

•

Analog, MEMS and Sensors Group (AMS), comprised of low-power high-end analog ICs (both custom and general purpose) for all markets, smart power products for Industrial, Computer and Consumer markets, Touch Screen Controllers, Low Power Connectivity solutions (both wireline and wireless) for IoT, power conversion products, metering solutions for Smart Grid and all MEMS products for sensors or actuators, subsystems, as well as the Imaging Products division (including the sensors and modules utilizing our Time-of-Flight technology).

•

Microcontrollers and Digital ICs Group (MDG), comprised of general purpose and secure microcontrollers, EEPROM memories, Digital ASICs, Aerospace & Defense products including components for microwave and millimeter wave.

Commencing in the fourth quarter of 2017, we transferred the Imaging Product Division, previously reported in Others, into the Analog and MEMS Group (AMG) to create the new organization Analog, MEMS and Sensors Group (AMS). Additionally, effective January 1, 2018, the Subsystems business unit was transferred from Others to AMS. Prior periods have been restated accordingly.

For the computation of the segments’ internal financial measurements, we use certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, selling, general and administrative expenses and a part of research and development expenses. In compliance with our internal policies, certain costs are not allocated to the segments, but reported in “Others”. Those include impairment, restructuring charges and other related closure costs, management reorganization expenses, unused capacity charges, phase-out and start-up costs of certain manufacturing facilities, certain one-time corporate items, strategic and special research and development programs or other corporate-sponsored initiatives, including certain corporate-level operating expenses, patent claims and litigations and certain other miscellaneous charges. In addition, depreciation and amortization expense is part of the manufacturing costs allocated to the segments and is neither identified as part of the inventory variation nor as part of the unused capacity charges; therefore, it cannot be isolated in the costs of goods sold. Finally, R&D grants are allocated to our segments proportionally to the incurred R&D expenses on the sponsored projects.

1.5. Sales, Marketing and Distribution

Our sales and marketing is organized by a combination of country/area coverage and key accounts coverage with the primary objective of accelerating sales growth and gaining market share, particularly with regards to: strengthening the effectiveness of the development of our global accounts; boosting demand creation through an enhanced focus on geographical coverage and mass market programs; and establishing regional sales and marketing teams that are fully aligned with our product lines.

We have three regional sales organizations reporting to a global head of Sales & Marketing: EMEA; Americas; and Asia Pacific. Our regional sales organizations have a similar structure to enhance coordination in go-to-market activities and are strongly focused on revenue growth. The sales and marketing activities performed by our regional sales organizations are supported by product marketing that is carried out by each product group, which also includes product development functions. This matrix system reinforces our sales and marketing activities and our broader strategic objectives. An important component of our regional sales and marketing efforts is expanding our customer base, which we seek to achieve by adding sales representatives, regional competence centers and improved online customer support.

1.6. Research & Development

Since our formation, we have maintained a solid commitment to innovation. About one-sixth of our employees work in R&D on product design/development and technology. Our innovations in semiconductor technology as well as in hardware and software contribute to the creation of successful products that generate value for us and our customers. Our complete design platforms, including a large selection of IP and silicon-proven models and design rules, enable the fast development of products designed to meet customer expectations in terms of reliability, quality, competitiveness in price and time-to-market. Through our R&D efforts, we contribute to making our customers’ products more efficient, more appealing, more reliable and safer. Our technology R&D strategy is based on the development of differentiated technologies, allowing for a unique offer in terms of new products and enabling new applications opportunities.

We draw on a rich pool of chip fabrication technologies, including advanced FD-SOI, CMOS, specialized imaging, embedded non-volatile memories, mixed-signal, analog and MEMS and Smart power processes. We combine front-end manufacturing and technology R&D under the same organization to ensure a smooth flow of information between our R&D and manufacturing organizations. We leverage significant synergies and shared activities between our product groups to cross-fertilize them. Technology R&D expenses are allocated to the relevant product groups on the basis of the estimated efforts. We also use silicon foundries, especially for advanced CMOS beyond the 28-nm node that we do not plan to manufacture nor develop internally.

We have advanced R&D centers which offer us a significant advantage in quickly and cost effectively introducing products. Furthermore, we have established a strong culture of partnerships and through the years have created a network of strategic collaborations with key customers, suppliers, competitors, and leading universities and research institutes around the world. We also play leadership roles in numerous projects running under the European Union’s IST (Information Society Technologies) programs. We also participate in certain R&D programs established by the EU, individual countries and local authorities in Europe (primarily in France and Italy).

1.7. Sustainability

Sustainability has been a guiding principle for ST for more than 20 years. In line with our vision to be everywhere microelectronics make a positive contribution to people’s lives, sustainability is deeply embedded in all of our activities. Our approach to sustainability is expressed at a high level in our Code of Conduct and policies and, in a more operational way, in our sustainability strategy. As a member of the Responsible Business Alliance (RBA), formerly the Electronic Industry Citizenship Coalition, we participate in the collective efforts of the industry to find solutions to our biggest sustainability challenges, such as conflict minerals, health and safety, environmental protection, social issues, and supply chain management. In 2017 we refreshed our sustainability strategy to ensure that we remain focused on the main environmental, economic and social issues for our business and stakeholders. Programs related to these material issues are deployed across all our sites.

Each year we publish a sustainability report, which delivers a comprehensive view of our programs and performance.

We are included in some of the main sustainability indices (FTSE4Good, Euronext Vigeo, ECPI, Ethibel) and recognized by CDP for our environmental management.

Further information on ST’s Sustainability approach can be found at: www.st.com/st-approach-to-sustainability.

2.    Report of the Managing Board

2.1. Business overview

The total available market is defined as the “TAM”, while the serviceable available market, the “SAM”, is defined as the market for products produced by us (which consists of the TAM and excludes major devices such as Microprocessors (“MPUs”), Dynamic random-access memories (“DRAMs”), optoelectronics devices, Flash Memories and the Wireless Application Specific market products such as Baseband and Application Processor).

Based on the industry data published by World Semiconductor Trade Statistics (WSTS), semiconductor industry revenues increased in the first half of 2018 on a year-over-year basis by approximately 20% for the TAM and 12% for the SAM to reach approximately $229 billion and $94 billion, respectively.

Our effective average exchange rate for the first half of 2018 was $1.19 for €1.00 compared to $1.09 for €1.00 for the first half of 2017.

Our first half 2018 revenues amounted to $4,494 million, a 20.0% increase on a year-over-year basis. This year-over-year increase is mainly due to an approximate 3% increase in volume and 17% increase in average selling prices, the latter entirely due to a more favorable product mix. By product group, the first half of 2018 ADG revenues were up 15.3% mainly supported by average selling prices increase of about 16%, entirely due to product mix improvements, partially compensated by an approximate 1% decrease in volumes. AMS revenues increased 18.4%, due to an approximate 10% increase in volumes and an 8% increase in average selling prices, the latter entirely driven by improved product mix, partially offset by pure pricing effect. MDG revenues increased 27.2% compared to the prior period on a strong growth in general purpose microcontrollers. MDG experienced an approximate increase of 7% in volumes and 20% in average selling prices.

Our first half 2018 gross margin reached 36.9% of revenues, representing an increase of 150 basis points compared to the prior year period mainly due to improved manufacturing efficiencies, a more favorable product mix, partially offset by normal price pressure and unfavorable currency effects, net of hedging. Unused capacity charges were immaterial in both periods.

Combined selling, general and administrative (SG&A) and research and development (R&D) expenses increased to $1,149 million for the first half of 2018, compared to $1,010 million in the prior year period, negatively impacted by unfavorable currency effects, salary dynamics, R&D programs discretionary expenses, higher costs of the share based compensation plans and one-time costs related to a loss in one jurisdiction and post-employment benefits associated with several of our former executives.

In the first half of 2018, our combined other income and expenses decreased to an income of $8 million for the first half of 2018, compared to an income of $61 million in the prior year period, mainly due to losses on forward contracts and other currency derivatives incurred in the first half of 2018 compared to gains incurred in the year ago period and lower income from R&D funding, following the substantial completion of the Nano2017 program in the first half of 2018.

Operating profit in the first half of 2018 improved significantly by $141 million to $516 million compared to $375 million in the prior year period.

Finance costs amounted to $63 million in the first half of 2018, decreasing from $150 million in the prior year period. The year-over-year decrease is mostly related to the Senior Bonds fair value adjustment that generated a cost of $37 million in the first half of 2018 compared to a cost of $131 million in the prior year period.

In the first half of 2018, our free cash flow (non GAAP measure) amounted to $52 million, a $60 million decrease compared to the first half of 2017 notwithstanding higher cash from operating activities, due to higher cash used in investing activities.

2.2. Segment information

We design, develop, manufacture and market a broad range of products, including discrete and standard components, ASICs, full-custom devices and semi-custom devices and ASSPs for analog, digital and mixed-signal applications. In addition, we participate in the manufacturing value chain of smartcard products, which include the production and sale of both silicon chips and Smartcards.

Our operating segments are as follows:

•	Automotive and Discrete Group (“ADG”), comprised of dedicated automotive ICs (both digital and analog), and discrete and power transistor products for all market segments.

•

Analog, MEMS and Sensors Group (“AMS”), comprised of low-power high-end analog ICs (both custom and general purpose) for all markets, smart power products for Industrial, Computer and Consumer markets, Touch Screen Controllers, Low Power Connectivity solutions (both wireline and wireless) for IoT, power conversion products, metering solutions for Smart Grid and all MEMS products for sensors or actuators, subsystems, as well as the Imaging Products division (including the sensors and modules utilizing our Time-of-Flight technology).

•

Microcontrollers and Digital ICs Group (“MDG”), comprised of general purpose and secure microcontrollers, EEPROM memories, Digital ASICs, Aerospace & Defense products including components for microwave and millimeter wave.

Commencing in the fourth quarter of 2017, we transferred the Imaging Product Division, previously reported in Others, into the Analog and MEMS Group (AMG) to create the new organization Analog, MEMS and Sensors Group (AMS). Additionally, effective January 1, 2018, the Subsystems business unit was transferred from Others to AMS. Prior periods have been restated accordingly.

For the computation of the segments’ internal financial measurements, we use certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, selling, general and administrative expenses and a part of research and development expenses. In compliance with our internal policies, certain costs are not allocated to the segments, but reported in “Others”. Those include impairment, restructuring charges and other related closure costs, management reorganization expenses, unused capacity charges, phase-out and start-up costs of certain manufacturing facilities, certain one-time corporate items, strategic and special research and development programs or other corporate-sponsored initiatives, including certain corporate-level operating expenses, patent claims and litigations and certain other miscellaneous charges. In addition, depreciation and amortization expense is part of the manufacturing costs allocated to the segments and is neither identified as part of the inventory variation nor as part of the unused capacity charges; therefore, it cannot be isolated in the costs of goods sold. Finally, R&D grants are allocated to our segments proportionally to the incurred R&D expenses on the sponsored projects.

Please refer to note 3.6.5 of the Semi Annual Financial Statements for further information.

2.3. Liquidity and financial position

We maintain a significant cash position and a low debt-to-equity ratio, which provide us with adequate financial flexibility. As in the past, our cash management policy is to finance our investment needs mainly with net cash generated from operating activities.

During the first half of 2018, our net cash decreased by $76 million, due to the net cash used in financing and investing activities exceeding the net cash from operating activities.

The evolution of our cash flow for the comparable periods is set forth below:

	(unaudited)
In millions of USD	June 30, 2018	July 2, 2017
Net cash from operating activities	953	791
Net cash used in investing activities	(917)	(679)
Net cash used in financing activities	(110)	(104)
Effect of change in exchange rates	(2)	17
Net cash increase (decrease)	(76)	25

Net cash from operating activities

Net cash from operating activities is the sum of (i) net income (loss) adjusted for non-cash items and (ii) changes in net working capital. The net cash from operating activities for the first half of 2018 was $953 million, increasing compared to the prior year, mainly due to higher net income.

Net cash used in investing activities

Investing activities used $917 million of net cash in the first half of 2018, mainly due to payments for tangible assets, net of proceeds, for a total of $741 million, as well as investment in intangible assets for $160 million of which the largest part is related to the capitalization of development costs.

Net cash used in financing activities

Net cash used in financing activities was $110 million in the first half of 2018, compared to $104 million in the first half of 2017 and consisted mainly of $108 million of cash dividends paid to shareholders.

Free cash flow (non GAAP measure)

Free Cash Flow, which is a non GAAP measure, defined as (i) net cash from operating activities plus (ii) net cash used in investing activities, excluding payment for purchases (and proceeds from the sale) of marketable securities, investment in short-term deposits and restricted cash. The result of this definition is ultimately net cash from operating activities plus payment for purchase and proceeds from sale of tangible, intangible and financial assets, proceeds received in the sale of businesses and cash paid for business acquisitions. We believe Free Cash Flow, a non GAAP measure, provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operations. Free Cash Flow is not a GAAP measure and does not represent total cash flow since it does not include the cash flows generated by or used in financing activities. Free Cash Flow reconciles with the total cash flow and the net cash increase (decrease) by including the payment for purchases (and proceeds from the sale) of marketable securities, the net cash from (used in) financing activities and the effect of changes in exchange rates. In addition, our definition of Free Cash Flow may differ from definitions used by other companies.

Our free cash flow was positive $52 million for the first half of 2018, compared to positive $112 million for the first half of 2017.

Net Financial Position (non GAAP measure)

Our Net Financial Position represents the difference between our total financial resources and our total financial debt. Our total financial resources include cash, cash equivalents and quoted debt securities and short-term deposits, and our total financial debt includes short-term debt, including bank overdrafts, and long-term debt, as represented in our statement of financial position. Net Financial Position is a non GAAP measure but we believe it provides useful information for investors and management because it gives evidence of our global position either in terms of net indebtedness or net cash by measuring our capital resources based on cash, cash equivalents and quoted debt securities, and the total level of our financial indebtedness. In addition, our definition of Net Financial Position may differ from definitions used by other companies and therefore comparability may be limited. Our Net Financial Position has been determined from our statement of financial position as follows:

In millions of USD	June 30, 2018
Cash and cash equivalents	1,683
Short-term deposits	15
Government bonds issued by the U.S. Treasury	429
Total financial resources	2,127
Funding program loans from European Investment Bank	(399)
Dual tranche senior unsecured convertible bonds	(1,292)
Other funding programs and other long-term loans	(19)
Total financial debt	(1,710)
Net financial position	417

The European Investment Bank (”EIB”) loans are comprised of two long-term amortizing credit facilities that support part of our R&D funding programs. The first, signed in 2010, is a €350 million multi-currency loan to support our industrial and R&D programs. It was drawn mainly in U.S. dollars for an amount of $321 million and only partially in Euros for an amount of €100 million, of which $164 million remained outstanding as of June 30, 2018. The second, signed in 2013, is a €350 million multi-currency loan which also supports our R&D programs. It was drawn in U.S. dollars for an amount of $471 million, of which $235 million is outstanding as of June 30, 2018.

In August 2017, we signed a new medium term credit facility with the EIB for a total aggregate amount of €500 million in relation to R&D and capital expenditure investments in the European Union for the years 2017 and 2018. The medium term line is available for drawings in Euro and in U.S. dollars until the first quarter of 2019 and has terms and conditions determined at drawdown. As of June 30, 2018, no amount was drawn as part of this new credit facility.

Our long term debt contains standard conditions, but does not impose minimum financial ratios.

On July 3, 2017, we issued a $1.5 billion offering of senior unsecured bonds convertible into new or existing ordinary Company shares, for net proceeds of $1,502 million. The bonds were issued in two $750 million principal amount tranches, one with a maturity of 5 years (37.5% conversion premium, negative 0.25% yield to maturity, 0% coupon) and the other 7 years (37.5% conversion premium, 0.25% yield to maturity, 0.25% coupon). The conversion price at issuance was $20.54 on each tranche. The senior unsecured convertible bonds are convertible by the bondholders or callable by us, following a given time schedule, if certain conditions are satisfied. Under the terms of the bonds, we can satisfy the conversion rights either in cash or shares, or a combination of the two, at our selection. Assuming the exercise of the Issuer Soft Call at 130% of the Conversion Price after the initial lock-up period, the underlying shares under net shares settlement will be 16.9 million. Net proceeds from the issuance of the bonds of $1,502 million were used for general corporate purposes, including the early redemption of the outstanding $1 billion convertible bonds due 2019 and 2021, completed in the second half of 2017.

Our current ratings with the three major rating agencies that report on us on a solicited basis, are as follows: S&P: “BBB-” with positive outlook; Fitch: “BBB-” with positive outlook and Moody’s: “Baa3” with stable outlook.

2.4. Business and financial outlook

Looking at 2018 overall and based on current visibility, we are on track with the goals set at our Capital Markets Day held in May 2018 (expected year over year revenue growth between about 14% and 17%).

Our policy is to modulate our capital spending according to the evolution of the semiconductor market. Based on demand evolution and the healthy backlog for the second part of the year supporting our expectations of net revenues growth of about 14% - 17% in 2018 compared to 2017, we anticipate a capital spending range of approximately $1.2 - $1.3 billion for 2018. Specifically, the Company is investing in 300mm front-end manufacturing and in back-end assembly and test to support technology and product mix flexibility and new products ramp up. The most important of our 2018 capital expenditure projects are expected to be for our front-end facilities: (i) in our 300 mm fab in Crolles (France), to support mix flexibility on our main high runner technologies; (ii) mix evolution, and a few selected programs of capacity growth and infrastructure preparation, mainly in the area of mixed signal and discrete processes; (iii) qualification and ramp-up of technologies in 200 mm in Singapore, Agrate (Italy), as well as the expansion of facilities and the increase of capacity in our 200 mm fabs in Catania (Italy) and Singapore; and (iv) in Agrate (Italy) ground breaking of a 300 mm pilot line supporting the next generation of mixed signal products. The most important 2018 capital investments for our back-end facilities are expected to be: (i) capacity growth on certain package families, including the silicon carbide (SiC) technology, to sustain market demand; (ii) modernization and rationalization of package lines targeting cost savings benefits; and (iii) specific investments in the areas of factory automation, quality, environment and energy savings. In addition, we will invest in overall capacity adjustment in final testing and wafers probing (EWS) to meet increased demand and a changed product mix as well as invest in quality, safety, maintenance, productivity and cost savings in both 150 mm and 200 mm front-end fabs, and back-end plants. To accelerate increased capacity in 200 mm in Singapore, we are pursuing the progressive integration of the former Numonyx fab for which we signed a deferred acquisition agreement with Micron in 2017.

We will continue to invest to support revenues growth and new products introduction, taking into consideration factors such as trends in the semiconductor industry and capacity utilization. We expect to need significant financial resources in the coming years for capital expenditures and for our investments in manufacturing and R&D. We plan to fund our capital requirements from cash provided by operating activities, available funds and support from third parties, and may have recourse to borrowings under available credit lines and, to the extent necessary or attractive based on market conditions prevailing at the time, the issuance of debt, convertible bonds or additional equity securities. A substantial deterioration of our economic results, and consequently of our profitability, could generate a deterioration of the cash generated by our operating activities. Therefore, there can be no assurance that, in future periods, we will generate the same level of cash as in prior years to fund our capital expenditure plans for expanding/upgrading our production facilities, our working capital requirements, our R&D and manufacturing costs.

In support of our R&D activities, we signed the Nano2017 program with the French government, which was approved by the European Union in the second quarter of 2014 and, in our role as Coordinator and Project Leader of Nano2017, we were allocated an overall funding budget of about €400 million for the period 2013-2017, subject to the conclusion of agreements every year with the public authorities and linked to the achievement of technical parameters and objectives. The Nano2017 contract contains certain covenants which, in the event they are not fulfilled, may affect our ability to access such funding. Additionally, a portion of Nano2017 program is subject to a payback clause (“financial return”), depending on the future cumulative sales for certain products within the scope of the funded program on the period from 2018 to 2023. The financial return corresponds to the payment in 2024 of the original funded amount (€37 million) multiplied by a rate from 0% to 250%, depending on the cumulative amount of future sales. Based on current visibility, we estimate the return rate to reach 108% resulting in a contingent liability of $43 million as of June 30, 2018.

As a result of our exit from the ST-Ericsson joint venture, our exposure is limited to covering 50% of ST-Ericsson’s needs to complete the wind-down, which are estimated to be negligible, based on our current visibility of the ST-Ericsson liquidation balance.

We believe that we have the financial resources needed to meet our currently projected business requirements for the next twelve months, including capital expenditures for our manufacturing activities, working capital requirements, approved dividend payments and the repayment of our debts in line with their maturity dates.

2.5. Other developments in the First Half of 2018

On January 25, we announced Carlo Bozotti’s Succession Plan: Deputy CEO Jean-Marc Chery would be proposed as the Sole Member of the Managing Board at the 2018 Annual General Meeting of Shareholders and would become the next President & CEO and a newly-formed Executive Committee would become effective upon shareholder approval of Mr. Chery’s appointment. In addition, Carlo Ferro, Chief Financial Officer and President Finance, Legal, Infrastructure and Services, informed the Company about his intention to step down from his position at the same time as ST President and CEO Carlo Bozotti’s retirement, which would be effective at the conclusion of the Annual General Shareholders’ meeting, to pursue other personal opportunities. Mr. Ferro would remain President of ST’s Italian affiliate until the end of 2018.

On February 5, we were recognized as among the world’s most innovative companies in being named a “2018 Thomson Reuters Top 100 Global Technology Leader”.

On May 21, we announced the publication of our 2018 Sustainability Report.

On May 31, we announced that all of the proposed resolutions were adopted at the Company’s Annual General Meeting of Shareholders (AGM), which was held in Amsterdam, the Netherlands. The main resolutions were:

•

The adoption of the Company’s Statutory Annual Accounts for the year ended December 31, 2017, prepared in accordance with International Financial Reporting Standards (IFRS) and filed with the Netherlands Authority for the Financial Markets (AFM) on March 27, 2018;

•

The distribution of a cash dividend of $0.24 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of $0.06 in each of the second, third and fourth quarters of 2018 and first quarter of 2019 to shareholders of record in the month of each quarterly payment;

•	The appointment of Mr. Jean-Marc Chery, as sole member of the Managing Board for a three-year term expiring at the 2021 Annual General Meeting of Shareholders;

•	The reappointment of Mr. Nicolas Dufourcq, as member of the Supervisory Board, for a three-year term expiring at the 2021 Annual General Meeting of Shareholders;

•	The reappointment of Ms. Martine Verluyten, as member of the Supervisory Board, for a one-year term expiring at the 2019 Annual General Meeting of Shareholders.

On May 31, we also announced that upon the proposal of the Company’s new President & CEO Jean-Marc Chery, the Supervisory Board had approved the establishment of a newly formed Executive Committee, entrusted with the management of the Company, led by Mr. Chery as its Chairman and composed of the following members:

•	Orio Bellezza, President, Technology, Manufacturing and Quality

•	Marco Cassis, President, Sales, Marketing, Communications and Strategy Development

•	Claude Dardanne, President, Microcontrollers and Digital ICs Group

•	Lorenzo Grandi, President, Finance, Infrastructure and Services and Chief Financial Officer

•	Marco Monti, President, Automotive and Discrete Group

•	Georges Penalver, President, Human Resources and Corporate Social Responsibility(1)

•	Steven Rose, President, Legal Counsel

•	Benedetto Vigna, President, Analog, MEMS and Sensors Group.

(1)

As of July 3, 2018, following the resignation of Georges Penalver, Philippe Brun was appointed President, Human Resources and Corporate Responsibility and became a member of the Company’s Executive Committee.

On July 10, we announced the acquisition of software specialist Draupner Graphics. Draupner Graphics is the developer and supplier of TouchGFX, a software framework offering outstanding graphics and smooth animations for embedded graphical user interfaces (GUI) with minimal resource requirements and power consumption. Hosted on 32-bit microcontrollers, TouchGFX enables high-end graphics that fully live up to today’s smartphone standards across all devices and systems, including smart home and building automation systems, appliances, wearables, and audio and video systems.

2.6. Related party transactions

Please refer to note 3.6.17 of the Semi Annual Financial Statements.

2.7. Financial Risk Management

We are exposed to changes in financial market conditions in the normal course of business due to our operations in different foreign currencies and our ongoing investing and financing activities. Our activities expose us to a variety of financial risks: market risk (including foreign exchange risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk. Our overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on our financial performance. We use derivative financial instruments to hedge certain risk exposures. See note 3.6.9.4 of the Semi Annual Financial Statements for further information.

Our financial risk management is carried out by a central treasury department (Corporate Treasury). Additionally, a Treasury Committee, chaired by our CFO, steers treasury activities and ensures compliance with our corporate policies, which define appropriate procedures, objectives and controls, including the management of financial risk in terms of exposure to market risk, credit risk and liquidity risk. Treasury controls are subject to internal audits. Most treasury activities are centralized, with any local treasury activities subject to oversight from Corporate Treasury. Corporate Treasury identifies, evaluates and hedges financial risks in close cooperation with our operating units. It provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, price risk, credit risk, use of derivative financial instruments, and investments of excess liquidity. The majority of our cash and cash equivalents are held in U.S. dollars and Euros and are placed with financial institutions rated at least a single A long-term rating, meaning at least A3 from Moody’s Investors Service and A- from Standard & Poor’s or Fitch Ratings. These ratings are closely and continuously monitored in order to manage exposure to the counterparty’s risk. Hedging transactions are performed only to hedge exposures deriving from operating, investing and financing activities conducted in the normal course of business.

The Semi Annual Financial Statements do not include all financial risk management information and disclosures required in the annual financial statements; they should be read in conjunction with the group’s annual financial statements as at December 31, 2017. There have been no changes in the risk management department or in any risk management policies since year end.

Foreign exchange risk

We conduct our business on a global basis in various major international currencies. As a result, we are exposed to adverse movements in foreign currency exchange rates, primarily with respect to the Euro. Foreign exchange risk mainly arises from recognized assets and liabilities at our subsidiaries and future commercial transactions.

Cash flow and fair value interest rate risk

Our interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose us to cash flow interest rate risk. Borrowings issued at fixed rates expose us to fair value interest rate risk.

Credit risk

We select banks and/or financial institutions that operate with the group based on the criteria of long-term rating from at least two major rating agencies and keeping a maximum outstanding amount per instrument with each bank not to exceed 20% of the total.

We monitor the creditworthiness of our customers to which we grant credit terms in the normal course of business. If certain customers are independently rated, we use these ratings. Otherwise, if there is no independent rating, we assess the credit quality of the customer, taking into account its financial position, past experience and other factors. Individual risk limits are set based on internal and external ratings in accordance with limits set by management. The utilization of credit limits is regularly monitored.

Liquidity risk

Prudent liquidity risk management includes maintaining sufficient cash equivalents and marketable securities, the availability of funding from committed credit facilities and the ability to close out market positions. Our objective is to maintain a significant cash position and a low debt-to-equity ratio, which ensure adequate financial flexibility. Our liquidity management policy is to finance our investments with net cash provided from operating activities.

2.8. Business risk information

Our risk appetite depends on the nature of risks. We determine, on a regular basis, the amount of risk we are willing to eliminate, mitigate, pursue or retain, depending on associated expected rewards, opportunities and cost of risk optimization.

Below is a list of the main risk factors related to the semiconductor industry and specifically related to our operations, which may affect our result and performance and the ability of management to predict the future:

•	Uncertain macro-economic and industry trends, which may impact end-market demand for our products;

•	Customer demand that differs from projections;

•	The ability to design, manufacture and sell innovative products in a rapidly changing technological environment;

•

Changes in economic, social, labor, political, or infrastructure conditions in the locations where we, our customers, or our suppliers operate, including as a result of macro-economic or regional events, military conflicts, social unrest, labor actions, or terrorist activities;

•	Changes in global trade policies, including the adoption and expansion of tariffs and trade barriers, that could affect the macro-economic environment and adversely impact the demand for our products;

•

The Brexit vote and the perceptions as to the impact of the withdrawal of the U.K. may adversely affect business activity, political stability and economic conditions in the U.K., the Eurozone, the EU and elsewhere. While we do not have material operations in the U.K. and have not experienced any material impact from Brexit on our underlying business to date, we cannot predict its future implications;

•	Financial difficulties with any of our major distributors or significant curtailment of purchases by key customers;

•	The loading, product mix, and manufacturing performance of our production facilities;

•

The functionalities and performance of our IT systems, which support our critical operational activities including manufacturing, finance and sales, and any breaches of our IT systems or those of our customers or suppliers;

•	Variations in the foreign exchange markets and, more particularly, the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;

•	The impact of intellectual property (“IP”) claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;

•

Changes in our overall tax position as a result of changes in tax rules, new or revised legislation, the outcome of tax audits or changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;

•	The outcome of ongoing litigation as well as the impact of any new litigation to which we may become a defendant;

•	Product liability or warranty claims, claims based on epidemic or delivery failure, or other claims relating to our products, or recalls by our customers for products containing our parts;

•	Natural events such as severe weather, earthquakes, tsunamis, volcano eruptions or other acts of nature, health risks and epidemics in locations where we, our customers or our suppliers operate;

•	Availability and costs of raw materials, utilities, third-party manufacturing services and technology, or other supplies required by our operations;

•	Industry changes resulting from vertical and horizontal consolidation among our suppliers, competitors, and customers;

•

The ability to successfully ramp up new programs that could be impacted by factors beyond our control, including the availability of critical third party components and performance of subcontractors in line with our expectations; and

•

Theft, loss, or misuse of personal data about our employees, customers, or other third parties, and breaches of global privacy legislation, including the EU’s General Data Protection Regulation (“GDPR”).

2.9. Auditor’s involvement

The Interim Condensed Consolidated Financial Statements and interim Report of the Managing Board have not been audited or reviewed by an external auditor.

This report of the Managing Board is dated August 22, 2018.

3.     Interim Condensed Consolidated Financial Statements (“Semi

        Annual Financial Statements”)

The Semi Annual Financial Statements of the Group for the six months ended June 30, 2018, as presented by the Managing Board, have not been audited nor reviewed by an external auditor.

3.1. Consolidated income statement

		(unaudited)
		Six-month period ended
In millions of USD, except per share amounts	Notes	June 30, 2018	July 1, 2017
Sales		4,463	3,728
Other revenues		31	16
Total revenues	3.6.4	4,494	3,744
Cost of sales	3.6.14	(2,837)	(2,420)
Gross profit		1,657	1,324
Selling, general and administrative	3.6.14	(565)	(482)
Research and development	3.6.14	(584)	(528)
Other income	3.6.15	32	64
Other expenses	3.6.15	(24)	(3)
Operating profit		516	375
Finance income		25	11
Finance costs		(63)	(150)
Share of profit (loss) of joint ventures		-	(2)
Profit before income tax		478	234
Income tax expense		(28)	(21)
Net profit		450	213
Attributable to:
The equity holders of the parent		446	209
Non-controlling interests		4	4
Net profit		450	213
Earnings per share attributable to the equity holders of the parent
Earnings per share (Basic)	3.6.16	0.50	0.24
Earnings per share (Diluted)	3.6.16	0.49	0.24

The accompanying notes are an integral part of these interim consolidated financial statements

3.2. Consolidated statement of comprehensive income

	(unaudited)
	Six-month period ended
In millions of USD	June 30, 2018	July 1, 2017
Net result	450	213
Other comprehensive income (loss), net of tax:
Items that will not be reclassified to profit or loss
Re-measurements of employee benefit obligations	-	-
Income tax effect	-	-
Re-measurements of employee benefit obligations, net of tax	-	-
Cash flow hedges	4	-
Income tax effect	-	-
Net movement on cash flow hedges	4	-
Total items that will not be reclassified to profit or loss	4	-
Items that may be subsequently reclassified to profit or loss
Exchange differences on translation of foreign operations	(56)	135
Cash flow hedges	(62)	62
Income tax effect	-	-
Net movement on cash flow hedges	(62)	62
Gain (loss) on equity instruments at fair value through other comprehensive income	(4)	-
Income tax effect	-	-
Net gain (loss) on available-for-sale financial assets	(4)	-
Total items that may be reclassified subsequently to profit or loss	(122)	197
Other comprehensive income (loss), net of tax	(118)	197
Total comprehensive income (loss), net of tax	332	410
Attributable to:
The equity holders of the parent	328	406
Non-controlling interests	4	4
Total comprehensive income (loss), net of tax	332	410

The accompanying notes are an integral part of these interim consolidated financial statements

3.3. Consolidated statement of financial position

In millions of USD	Notes	June 30, 2018 (unaudited)	December 31, 2017
Assets
Non-current assets
Property, plant and equipment	3.6.7	3,594	3,224
Goodwill	3.6.8	104	105
Intangible assets	3.6.7	1,196	1,192
Investments in joint ventures	3.6.6	46	45
Other non-current financial assets	3.6.9.1	49	44
Deferred tax assets		717	709
Other non-current assets		371	454
Total non-current assets		6,077	5,773
Current assets
Inventories	3.6.10	1,563	1,335
Trade accounts receivable		1,106	1,149
Other current financial assets	3.6.9.1	446	472
Other receivable and assets		403	384
Cash and cash equivalents	3.6.11	1,683	1,759
Total current assets		5,201	5,099
Total assets		11,278	10,872
Equity
Equity attributable to the equity holders of the parent		5,922	5,759
Non-controlling interests		67	63
Total equity	3.6.12	5,989	5,822
Non-current liabilities
Interest-bearing loans and borrowings	3.6.9.3	1,592	1,577
Other non-current financial liabilities	3.6.9.2	609	571
Employee benefits		451	458
Deferred tax liabilities		13	12
Non-current provisions		315	312
Other non-current liabilities		88	90
Total non-current liabilities		3,068	3,020
Current liabilities
Interest-bearing loans and borrowings – current portion	3.6.9.3	118	118
Trade accounts payable		991	893
Other payables and accrued liabilities		444	340
Employee benefits – current portion		531	577
Current provisions		55	52
Other current financial liabilities	3.6.9.2	49	1
Income tax payable		33	49
Total current liabilities		2,221	2,030
Total equity and liabilities		11,278	10,872

The accompanying notes are an integral part of these interim consolidated financial statements

3.4. Consolidated statement of changes in equity

For the six-month period ended June 30, 2018

In millions of USD	Ordinary shares	Capital surplus	Treasury shares	Other reserves	Retained earnings	Equity attributable to the equity holders of the parent	Non- controlling interests	Total equity
As at January 1, 2018	1,157	2,185	(132)	1,269	1,280	5,759	63	5,822
Net profit	-	-	-	-	446	446	4	450
Other comprehensive income, net of tax	-	-	-	(118)	-	(118)	-	(118)
Total comprehensive income	-	-	-	(118)	446	328	4	332
Employee share award scheme, net of tax	-	-	43	51	(43)	51	-	51
Dividends	-	-	-	-	(216)	(216)	-	(216)
As at June 30, 2018 (unaudited)	1,157	2,185	(89)	1,202	1,467	5,922	67	5,989

The accompanying notes are an integral part of these interim consolidated financial statements

For the six-month period ended July 1, 2017

In millions of USD	Ordinary shares	Capital surplus	Treasury shares	Other reserves	Retained earnings	Equity attributable to the equity holders of the parent	Non- controlling interests	Total equity
As at January 1, 2017	1,157	2,037	(242)	931	1,322	5,205	61	5,266
Net profit	-	-	-	-	209	209	4	213
Other comprehensive income, net of tax	-	-	-	197	-	197	-	197
Total comprehensive income	-	-	-	197	209	406	4	410
Employee share award scheme, net of tax	-	-	41	19	(41)	19	-	19
Dividends	-	-	-	-	(213)	(213)	-	(213)
As at July 1, 2017 (unaudited)	1,157	2,037	(201)	1,147	1,277	5,417	65	5,482

The accompanying notes are an integral part of these interim consolidated financial statements

3.5. Consolidated statement of cash flows

		(unaudited)
		Six-month period ended
In millions of USD	Note	June 30, 2018	July 1, 2017
Cash flows from operating activities
Net profit		450	213
Items to reconcile net result and cash flows from operating activities:
Depreciation and amortization		510	386
Interests and amortization of issuance costs on convertible bonds		18	11
Senior convertible bonds and related conversion options adjustments		32	131
Share-based compensation		48	19
Other non-cash items		(16)	(90)
Deferred income tax		(3)	(5)
Share of profit of joint ventures, impairments or reversal of impairments on investments in joint ventures		(1)	2
Impairment, restructuring and other related closure costs		4	7
Changes in net working capital:
Movement of trade receivables, net		31	(70)
Movement of inventories, net		(242)	(48)
Movement of trade payables		64	76
Movement of other assets and liabilities, net		91	188
Interests paid		(5)	(7)
Income tax paid		(28)	(22)
Net cash from operating activities		953	791
Cash flows from investing activities
Payments for purchases of tangible assets		(742)	(527)
Proceeds from sale of tangible assets		1	1
Investment in short-term deposits		(18)	-
Proceeds from matured short-term deposits		2	-
Payments for purchase of intangible assets		(160)	(153)
Net cash used in investing activities		(917)	(679)
Cash flows from financing activities
Repayment of interest-bearing loans and borrowings		(2)	(3)
Dividends paid to equity holders of the parent Company		(108)	(101)
Net cash used in financing activities		(110)	(104)
Effect of changes in exchange rates		(2)	17
Net cash increase (decrease)		(76)	25
Cash and cash equivalents at the beginning of the period		1,759	1,629
Cash and cash equivalents at the end of the period	3.6.11	1,683	1,654

The accompanying notes are an integral part of these interim consolidated financial statements

3.6. Notes to the consolidated financial statements

3.6.1. Corporate information

The Company, with Commercial Register No. 33194537 and RSIN 008751171, is organized under the laws of the Netherlands with its corporate legal seat in Amsterdam, the Netherlands, and head offices at WTC Schiphol Airport, Schiphol Boulevard 265, 1118 BH Schiphol, the Netherlands. Headquarters and operational offices are managed through STMicroelectronics International N.V., a wholly owned subsidiary of the Company, and are located at 39, chemin du Champ des Filles, 1228 Plan-les-Ouates, Geneva, Switzerland.

The Company and its subsidiaries (together “the Group”) are a global independent semiconductor group that designs, develops, manufactures and markets a broad range of products, including discrete and standard components, ASICs, full custom devices and semi-custom devices and ASSPs for analog, digital and mixed-signal applications. In addition, the Group participates in the manufacturing value chain of smartcard products, which includes the production and sale of both silicon chips and smartcards.

The Group’s products are used in a wide variety of applications, which can be broadly grouped into three areas: automotive systems, industrial systems and consumer connected devices. The Group enables smarter driving by making vehicles safer, more environmentally friendly and more connected. The Group helps make smarter homes, cities, workplaces and factories in which things can be done more efficiently and flexibly, in a more sustainable manner, safer and with a better experience for the people at the center. The Group enables creators of smart connected consumer devices to develop and take to market their devices quickly and efficiently. In doing this, the Group’s ensures that ST is found everywhere microelectronics make a positive and innovative contribution to people’s lives. By getting more from technology to get more from life, ST stands for life.augmented.

The Company is a publicly traded company, listed on the NYSE, on Euronext Paris and on the Borsa Italiana.

These unaudited Semi Annual Financial Statements were approved by ST’s Supervisory Board on August 22, 2018.

3.6.2. Basis of preparation

These unaudited Semi Annual Financial Statements for the six-month period ended June 30, 2018 have been prepared in accordance with IAS 34, ‘’Interim Financial Reporting’’, as adopted in the European Union.

The unaudited Semi Annual Financial Statements do not include all the information and disclosures required in the annual financial statements. They should be read in conjunction with the annual financial statements for the year ended December 31, 2017, prepared in accordance with IFRS, as adopted in the European Union, filed with the Autoriteit Financiële Markten (“AFM”) on March 27, 2018 and adopted by our Annual General Meeting of Shareholders on May 31, 2018.

3.6.3. Significant accounting policies

The accounting policies adopted are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2017. Several new standards were effective and were adopted by the Group on January 1, 2018:

IFRS 9 Financial Instruments: IFRS 9 replaces IAS 39 Financial Instruments: Recognition and Measurement for annual periods beginning on or after January 1, 2018 on a comprehensive scope of the accounting for financial instruments, which includes: classification and measurement, impairment, and hedge accounting. IFRS 9 introduces changes in the classification and measurement of the Group’s financial assets, together with the assessment of their impairment but with no impact on classification and measurements of financial liabilities. The new approach to hedge accounting also has an effect on the way hedged transactions and derivatives designated as hedging instruments are reported. The Group has adopted IFRS 9 with no restatement of comparative information and no material impact was reported upon adoption, as described below.

(a)    Classification and measurement

The application of the classification and measurement requirements of IFRS 9 has had no significant impact on the Group’s balance sheet or equity upon adoption. The Group continues to measure at fair value all financial assets previously held at fair value and at amortized cost all financial assets previously held at amortized cost.

-    Debt instruments:

Under IFRS 9, debt financial instruments are subsequently measured at fair value through profit or loss (FVPL), amortized cost, or fair value through other comprehensive income (FVOCI). The classification is based on two criteria: the Group’s business model for managing the assets; and whether the instruments’ contractual cash flows represent “solely payments of principal and interest” on the principal amount outstanding (the “SPPI” criterion). Quoted debt securities previously held as available for sale (AFS) under IAS 39, which amounted to $431 million as at January 1, 2018 are measured at FVOCI under IFRS 9, which corresponds to current accounting practice, as the Group expects not only to hold the assets to collect contractual cash flows but also to sell a significant amount on a relatively frequent basis. Additionally the debt instrument pass the SPPI criterion. Loans and receivables are held to collect contractual cash flows and are expected to give rise to cash flows representing solely payments of principal and interest. They consequently meet the criteria for amortized cost measurement under IFRS 9. Therefore, reclassification for loans and receivables is not required. The Group did not hold at January 1, 2018 other debt financial assets.

-    Equity instruments:

Quoted equity securities previously held as AFS under IAS 39 with gains and losses recorded in Other Comprehensive Income (OCI), which amounted to $11 million as at January 1, 2018 are measured at FVPL under IFRS 9. No material accumulated OCI were reclassified to retained earnings on these instruments upon adoption. The equity shares in non-listed companies, which amounted to $12 million as at January 1, 2018, are intended to be held for the foreseeable future. No impairment losses were recognized in earnings during prior periods on these investments. The Group has irrevocably elected to apply the option to present fair value changes in OCI on these instruments, with no recycling of gains and losses to profit or loss on derecognition. Therefore, the classification of these equity instruments at FVOCI upon IFRS 9 adoption has had no significant impact on these instruments.

(b)    Impairment

IFRS 9 has replaced IAS 39’s incurred loss approach with a forward-looking expected credit loss (ECL) approach. IFRS 9 requires the Group to record an allowance for ECLs for all loans and other debt financial assets not held at FVPL, either on a 12-month or lifetime basis. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive. The shortfall is then discounted at an approximation to the asset’s original effective interest rate. The Group has elected to apply the simplified approach and record lifetime expected credit losses on trade receivables, with no significant change in the loss allowance as reported under previous guidance.

For loans, receivables and debt securities at FVOCI, the ECL is based on the 12-month expected credit losses. The 12-month ECL is the portion of lifetime ECLs that results from default events on a financial instrument that are possible within 12 months after the reporting date. However, when there have been a significant increase in credit risk since origination, the allowance will be based on the lifetime ECL. The Group’s quoted debt instruments at FVOCI comprise solely U.S. Treasury debt securities and therefore has a zero-loss expected credit loss. The Group has also determined that, due to the risk-free nature of its loans and receivables other than trade receivables, primarily related to governmental bodies and public institutions with a zero-loss expected credit loss, the adoption of IFRS 9 impairment guidance has had no significant impact on the Group’s balance sheet and equity upon adoption. In all cases, the Group considers that there is a significant increase in credit risk when contractual payments are more than 30 days past due. The Group considers a financial asset in default when contractual payments are 90 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group.

(c)    Hedge accounting

The Group applied hedge accounting prospectively. At the date of initial adoption, all of the Group’s existing hedge relationships qualifying for hedge accounting under IAS 39 were eligible to be treated as continuing hedging relationships under IFRS 9. Consistent with prior accounting practice, the Group has continued to designate the change in fair value of the entire hedging instruments in the Group’s cash flow hedge relationships.

Under IAS 39, all gains and losses arising from the Group’s hedge relationships designated as cash flow hedge were eligible to be subsequently reclassified to profit or loss. Under IFRS 9, gains and losses arising on cash flow hedges of forecasted purchases of non-financial assets, such as inventory, need to be incorporated into the initial carrying amounts of the non-financial assets. The Group hedges a portion of its Euro-denominated forecasted intercompany purchases of products. The hedge relationships are designated as cash flow hedge. Under IAS 39, amounts were taken to other comprehensive income until the hedged transactions affected earnings, which occurs when inventory is sold. The adoption of IFRS 9 has thus changed the presentation of the changes in fair value of expired derivative instruments designated as cash flow hedge for which the hedge transaction has not affected earnings yet. This change only applies prospectively from January 1, 2018 and has no impact on the presentation of comparative figures. For those instruments, the net gain (loss) on cash flow hedge has been presented under “Total items that will not be reclassified to profit or loss” in the consolidated statement of comprehensive income for the period ended June 30, 2018, with the corresponding “basis adjustment” reported against the carrying amount of inventory.

IFRS 15 Revenue from contracts with customers: IFRS 15 supersedes IAS 11 Construction Contracts, IAS 18 Revenue and related interpretations and it applies to all revenue arising from contracts with customers, unless those contracts are in the scope of other standards. The new standard on revenue recognition sets forth a single revenue accounting model, which calls to more professional judgment and includes expanded disclosures. According to the new guidance, revenue recognition depicts the transfer of promised goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled for these goods and services. Revenue is recognized when (or as) control of the goods and services is transferred to the customer. Even if IFRS 15 is not a five-step model, the following steps can be identified in order to apply the new revenue accounting model: (i) identification of the contracts with customers; (ii) identification of the purchase obligations in the contract; (iii) determination of the transaction price; (iv) allocation of the transaction price to purchase obligations and; (v) revenue recognition for each purchase obligation.

Prior to adoption of the new guidance, revenue from products sold to customers was recognized upon transfer of significant risks and rewards of ownership to the customer, assuming that the revenue to be recognized could be measured reliably and it was probable that economic benefits would flow to the Group. Based on the standard shipping terms applied, this usually occurred at the time of shipment. Upon adoption of the new guidance on January 1, 2018, arrangements with customers are considered contracts if all the following criteria are met: (a) parties have approved the contract and are committed to perform their respective obligations; (b) each party’s rights regarding the goods or services to be transferred can be identified; (c) payment terms for the goods or services to be transferred can be identified; (d) the contract has commercial substance and (e) collectability of substantially all of the consideration is probable. The Group recognizes revenue from products sold to a customer, including distributors, when it satisfies a performance obligation by transferring control over a product to the customer. As for previous guidance, this usually occurs at the time of shipment. In certain circumstances, the Group may render services to the customer. These services usually correspond to a single performance obligation which is satisfied over a short period of time. The payment terms range between 30 and 90 days.

Consistent with standard business practice in the semiconductor industry, price protection is granted to distribution customers on their existing inventory of the Group’s products to compensate them for declines in market prices. Based on previous guidance, the Group accrued a provision for price protection based on a rolling historical price trend computed on a monthly basis as a percentage of gross distributor sales. This historical price trend represented differences in recent months between the invoiced price and the final price to the distributor, adjusted if required, to accommodate a significant change in the current market price. The short outstanding inventory time period, visibility into the inventory product pricing and long distributor pricing history have enabled the Group to reliably estimate price protection provisions at period-end. The Group recorded the accrued amounts as a reduction of “Sales” in the consolidated statements of income at the time of the sale. The new accounting guidance has had no impact on this accounting practice.

The Group’s customers occasionally return the Group’s products for technical reasons. The Group’s standard terms and conditions of sale provide that if the Group determines that products do not conform, the Group will repair or replace the non-conforming products, or issue a credit note or rebate of the purchase price. Quality returns are identified shortly after sale in customer quality control testing. Quality returns are usually associated with end-user customers, not with distribution channels. In application of previous revenue recognition guidance, the Group recorded the accrued amounts as a reduction of “Sales” in the consolidated statements of income, using past history and current conditions to form a reasonable estimate of future returns. The new accounting guidance has had no impact on this accounting practice.

The Group’s insurance policy relating to product liability covers third party physical damages and bodily injury, indirect financial damages as well as immaterial non-consequential damages caused by defective products. Prior to the new revenue recognition guidance, the Group recorded a provision for warranty costs as a charge against “Cost of sales” in the consolidated income statement, based on historical trends of warranty costs incurred as a percentage of sales, which management had determined to be a reasonable estimate of the probable losses to be incurred for warranty claims in a period. The new accounting guidance has had no impact on this accounting practice. Any potential warranty claims are subject to the Group’s determination that the Group is at fault for damages, and such claims usually must be submitted within a short period of time following the date of sale. This warranty is given in lieu of all other warranties, conditions or terms expressed or implied by statute or common law. The Group’s contractual terms and conditions typically limit its liability to the sales value of the products which gave rise to the claims.

The following amendments to or interpretation of current IFRS guidance were effective on January 1, 2018, with no material impact on the accounting policies, financial position or performance of the Group:

•	IFRIC Interpretation 22: Foreign Currency Transactions and Advance Consideration

•	Amendments to IFRS 2: Classification and Measurement of Share-based Payment Transactions

•	Amendments to IAS 40: Transfers of Investment Property

Standards, amendments to standards and interpretations issued but not yet effective

IFRS 16 Leases: The new standard on lease accounting no longer distinguishes for the lessee between a finance lease and an operating lease. It sets forth a single lease accounting model for virtually all lease contracts. The lessee recognizes a lease liability reflecting future lease payments and a “right of use” asset, as economically, a lease contract is equal to acquiring the right to use an asset with the purchase price paid in installments. Lessees recognize interest expense on the lease liability and a depreciation charge on the “right of use” asset. The standard includes optional exemptions, as for short-term leases (twelve months or less). If one of the exemptions is elected, the lease contract is accounted for in a way that is similar to current operating lease accounting. Lessor accounting is similar to current practice. However, significant new disclosures are required. IFRS 16 was endorsed by the European Union in October 2017, with January 1, 2019 as the effective date. The Group will adopt the new guidance when effective under the required modified retrospective method, with certain practical expedients available on a lease-by-lease basis. The Group is completing the inventory of existing leasing contracts and is implementing a software package to be used for managing the accounting of the leases.

IFRIC Interpretation 23 Uncertainty over Income Tax Treatments: The new interpretation addresses the assessment of the supportability of an uncertain tax position based on the merits of the position assuming that the tax authority will have full knowledge of the entity’s position. If an entity concludes that it is probable that the taxing authorities will accept an uncertain tax position that has been taken or is expected to be taken on a tax return, it should determine its accounting for income taxes consistent with that tax treatment. If an entity concludes it is not probable that the treatment will be accepted, it should reflect the effect of the uncertainty in its income tax accounting in the period in which that determination is made. The entity should measure the impact of the uncertainty using the method that best predicts the resolution of the uncertainty; either the most likely amount method or the expected value method. IFRIC 23 has not been ratified by the European Union yet. The Group will adopt IFRIC 23 when effective and is currently assessing its impact on existing tax positions.

The following new standard and amendments are not expected to have a material impact on the accounting policies, financial position or performance of the Group:

•	IFRS 17: Insurance Contracts

•	Amendments to IFRS 9: Prepayment Features with Negative Compensation

•	Amendments to IAS 28: Long-term Interests in Associates and Joint Ventures

•	Amendments to IAS 19: Plan Amendment, Curtailment or Settlement

•	Amendments to References to the Conceptual Framework in IFRS Standards

•	Improvements to IFRS (2015-2017 cycle)

3.6.4. Revenues

3.6.4.1. Nature of goods and services

The Group designs, develops, manufactures and markets a broad range of products, including discrete and standard components, ASICs, full custom devices and semi-custom devices and ASSPs for analog, digital and mixed-signal applications. In addition, the Group participates in the manufacturing value chain of smartcard products, which includes the production and sale of both silicon chips and smartcards.

The following is a description of principal activities – separated by reportable segments – from which the Group generates its revenue. For more detailed information about reportable segments, refer to note 3.6.5.

•

Automotive and Discrete Group (ADG) is comprised of dedicated automotive ICs (both digital and analog and covering all key application areas in the car), and discrete and power transistor products for all market segments (including both power products and protection devices serving mainly Industrial, Power Management, Telecom, Computer & Peripherals as well as automotive applications).

•

Analog, MEMS and Sensors Group (AMS) is comprised of low-power high-end analog ICs (both custom and general purpose) for all markets, smart power products for Industrial, Computer and Consumer markets, Touch Screen Controllers, Low Power Connectivity solutions (both wireline and wireless) for IoT, power conversion products, metering solutions for Smart Grid and all MEMS products for sensors or actuators, subsystems, and Imaging Product Division (including the sensors and modules utilizing the Group’s Time-of-Flight technology).

•

Microcontrollers and Digital ICs Group (MDG) is comprised of general purpose and secure microcontrollers, EEPROM memories, Digital ASICs, Aerospace & Defense products including components for microwave and millimeter wave.

Commencing in the fourth quarter of 2017, the Group transferred the Imaging Product Division, previously reported in Others, into the Analog and MEMS Group (AMG) to create the new organization Analog, MEMS and Sensors Group (AMS). Additionally, effective January 1, 2018, the Subsystems business unit was transferred from Others to AMS. Prior periods have been restated accordingly.

Other revenues consist of license revenue, service revenue related to transferring licenses, patent royalty income, sale of scrap materials and manufacturing by-products.

While the majority of the Group’s sales agreements contain standard terms and conditions, the Group may, from time to time, enter into agreements that contain multiple performance obligations or terms and conditions, which require judgment. Those agreements concern principally the revenues from services, where the performance obligation is satisfied over time. The objective when allocating the transaction price is to allocate the transaction price to each performance obligation (or distinct good or service) in an amount that depicts the amount of consideration to which the Group expects to be entitled in exchange for transferring the promised goods or services to the customer.

3.6.4.2. Revenue recognition and disaggregation

The Group recognizes revenue from products sold to a customer, including distributors, when it satisfies a performance obligation at a point in time by transferring control over a product to the customer. This usually occurs at the time of shipment. The performance obligations linked to the sale of goods contracts have the original expected lengths of less than one year. The transaction price is determined based on the contract terms, adjusted for price protection if applicable. The revenues from services are usually linked to performance obligations transferred over time and are recognized in line with the contract terms.

The payment terms range between 30 and 90 days.

The following table presents the Group’s consolidated net revenues disaggregated by product group, geographical region of shipment and nature.

	(unaudited)
	Six-month period ended
In millions of USD	June 30, 2018	July 1, 2017
Net revenues by product group
ADG	1,687	1,463
AMS	1,268	1,071
MDG	1,532	1,205
Others	7	5
Total revenues	4,494	3,744
Net revenues by geographical region of shipment(1)
EMEA	1,248	1,022
Americas	607	511
Asia Pacific	2,639	2,211
Total revenues	4,494	3,744
Net revenues by nature
Revenues from sale of products	4,393	3,660
Revenues from sale of services	70	68
Other revenues	31	16
Total revenues	4,494	3,744
Net revenues by market channel(2)
Original Equipment Manufacturers (“OEM”)	2,780	2,464
Distribution	1,714	1,280
Total revenues	4,494	3,744

(1)

Net revenues by geographical region of shipment are classified by location of customer invoiced or reclassified by shipment destination in line with customer demand. For example, products ordered by U.S.-based companies to be invoiced to Asia Pacific affiliates are classified as Asia Pacific revenues.

(2)

OEM are the end-customers to which we provide direct marketing application engineering support, while Distribution customers refers to the distributors and representatives that the Group engages to distribute its products around the world.

3.6.4.3. Practical Expedients and Exemptions

The Group does not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which the Group recognizes revenue at the amount to which the Group has the right to invoice for services performed.

3.6.5. Operating segment information

The Group designs, develops, manufactures and markets a broad range of products, including discrete and standard components, ASICs, full custom devices and semi-custom devices and ASSPs for analog, digital and mixed-signal applications. In addition, the Group participates in the manufacturing value chain of smartcard products, which includes the production and sale of both silicon chips and smartcards.

Commencing in the fourth quarter of 2017, the Group transferred the Imaging Product Division, previously reported in Others, into the Analog and MEMS Group (AMG) to create the new organization Analog, MEMS and Sensors Group (AMS). Additionally, effective January 1, 2018, the Subsystems business unit was transferred from Others to AMS. Prior periods have been restated accordingly.

The Group’s operating segments are as follows:

•	Automotive and Discrete Group (ADG), comprised of dedicated automotive ICs (both digital and analog), and discrete and power transistor products for all market segments.

•

Analog, MEMS and Sensors Group (AMS), comprised of low-power high-end analog ICs (both custom and general purpose) for all markets, smart power products for Industrial, Computer and Consumer markets, Touch Screen Controllers, Low Power Connectivity solutions (both wireline and wireless) for IoT, power conversion products, metering solutions for Smart Grid and all MEMS products for sensors or actuators, subsystems, as well as the Imaging Products division (including the sensors and modules utilizing the Group’s Time-of-Flight technology).

•

Microcontrollers and Digital ICs Group (MDG), comprised of general purpose and secure microcontrollers, EEPROM memories, Digital ASICs, Aerospace & Defense products including components for microwave and millimeter wave.

For the computation of the segments’ internal financial measurements, the Group uses certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, selling, general and administrative expenses and a part of research and development expenses. In compliance with the Group’s internal policies, certain costs are not allocated to the segments, but reported in “Others”. Those include impairment, restructuring charges and other related closure costs, management reorganization expenses, unused capacity charges, phase-out and start-up costs of certain manufacturing facilities, certain one-time corporate items, strategic and special research and development programs or other corporate-sponsored initiatives, including certain corporate-level operating expenses, patent claims and litigations and certain other miscellaneous charges. In addition, depreciation and amortization expense is part of the manufacturing costs allocated to the segments and is neither identified as part of the inventory variation nor as part of the unused capacity charges; therefore, it cannot be isolated in the costs of goods sold. Finally, R&D grants are allocated to the Group’s segments proportionally to the incurred R&D expenses on the sponsored projects.

Wafer costs are transferred to the product groups’ profit and loss based on actual cost. From time to time, on specific technologies, wafer costs are allocated to segments based on market price.

The following tables present the Group’s consolidated net revenues and consolidated operating profit by operating segment.

Consolidated net revenues by operating segment:

	(unaudited)
	Six-month period ended
In millions of USD	June 30, 2018	July 1, 2017
ADG	1,687	1,463
AMS	1,268	1,071
MDG	1,532	1,205
Total net revenues of operating segments	4,487	3,739
Others	7	5
Total consolidated net revenues	4,494	3,744

Consolidated operating profit by operating segment:

	(unaudited)
	Six-month period ended
In millions of USD	June 30, 2018	July 1, 2017
ADG	173	103
AMS	129	91
MDG	304	131
Sub-total operating profit of operating segments	606	325
Impairment, restructuring charges and other related closure costs	(20)	(11)
Manufacturing results	(5)	3
Strategic and other research and development programs and other non-allocated provisions[1]	(28)	(10)
IFRS/US GAAP Adjustments:
Net impact of capitalized development costs	15	45
Derivative instruments not designated as hedge instruments under IFRS	(32)	35
IFRIC 21 adjustment on levies	(6)	(6)
IAS 19R adjustment on defined benefit plans	-	2
Asset acquisition tax incentives	(15)	(5)
Other non-allocated expenses and IFRS adjustments impact	1	(3)
Sub-total Operating profit (loss) Others and US GAAP to IFRS adjustments impact on operating profit	(90)	50
Total operating profit	516	375

3.6.6. Investments in joint ventures

Investments in joint ventures as at June 30, 2018 and December 31, 2017 were as follows:

In millions of USD	(unaudited) June 30, 2018		December 31, 2017
	Carrying amount	% of interests	Carrying amount	% of interests
ST-Ericsson SA, in liquidation	46	50.0%	45	50.0%
Total	46		45

ST-Ericsson SA, in liquidation

On February 3, 2009, the Group announced the closing of a transaction to combine the businesses of Ericsson Mobile Platforms and ST-NXP Wireless into a new venture, named ST-Ericsson. As part of the transaction, the Company received an interest in ST-Ericsson Holding AG in which the Company owned 50% plus a controlling share. In 2010, ST-Ericsson Holding AG was merged in ST-Ericsson SA. The Group used to consolidate ST-Ericsson SA.

[1]	Includes unallocated income and expenses such as certain corporate-level operating expenses and other costs/income that are not allocated to the operating segments.

On September 9, 2013, the Group sold 1 ST-Ericsson SA share to Ericsson for its nominal value changing the ownership structure of ST-Ericsson SA to bring both partners to an equal ownership proportion. As a result and in combination with the new shareholder agreement, the Group lost the control of ST-Ericsson SA and as such ST-Ericsson SA was deconsolidated from the Group’s financial statements as of September 1, 2013. The deconsolidation of ST-Ericsson SA did not result in a gain or loss for the Group. The fair value of the Group’s retained non-controlling interest was evaluated at $55 million. In addition, the Group and its partner signed funding commitment letters, capped at $149 million for each partner, to the residual joint wind-down operations to ensure solvency. These are not drawn as of June 30, 2018.

Before the deconsolidation of ST-Ericsson SA, certain assets and companies of the ST-Ericsson SA group of companies were transferred to both partners for their net book value which was representative of their fair value. The transactions did not result in cash exchange between the partners. ST-Ericsson SA entered into liquidation on April 15, 2014.

3.6.7. Property, plant and equipment and intangible assets

Changes in the net carrying amount of property, plant and equipment and intangible assets are detailed as follows:

In millions of USD	Property, plant and equipment	Intangible assets
Net book value as at January 1, 2018	3,224	1,192
Additions	786	160
Disposals	-	-
Impairment / Write-Offs	-	(8)
Amortization / Depreciation expense	(362)	(148)
Foreign currency translation	(54)	-
Net book value as at June 30, 2018 (unaudited)	3,594	1,196

The Group has commitments to purchase property, plant and equipment after the end of the interim period in the amount of $402 million.

The impairment and write-offs for the first half of 2018 amounted to $8 million (first half 2017: $15 million), recorded in cost of sales, and are resulting from the write-offs of the capitalized development costs related to certain projects that were cancelled.

3.6.8. Goodwill

Goodwill allocated to reportable segments and changes in the carrying amount of goodwill were as follows:

In millions of USD	ADG	MDG	AMS	Total
As at January 1, 2018	-	103	2	105
Foreign currency translation	-	(1)	-	(1)
As at June 30, 2018 (unaudited)	-	102	2	104

3.6.9. Other financial assets and financial liabilities

3.6.9.1.        Other financial assets

In millions of USD	(unaudited) June 30, 2018	December 31, 2017
Other financial assets (including derivatives)
Other financial assets
Quoted debt securities at FVOCI	429	431
Unquoted equity securities at FVOCI	12	12
Quoted equity securities at FVPL (1)	11	11
Other trading financial assets at FVPL	9	9
Short-term deposits	15	-
Total other financial assets	476	463
Current	444	431
Non-current	32	32
Derivative financial instruments
Cash flow hedges
Foreign exchange forward contracts	-	15
Currency collars	1	8
Derivatives not designated as hedges
Foreign exchange forward contracts	1	13
Currency collars	-	5
Embedded call option	17	12
Total derivatives financial instruments	19	53
Current	2	41
Non-current	17	12
Total other financial assets (including derivatives)	495	516
Total current	446	472
Total non-current	49	44
(1)	Amounts reported as at December 31, 2017 correspond to $11 million quoted equity securities previously classified as Available-for-sale investments according to IAS 39 guidance.

Movements in other financial assets (excluding derivatives) recorded in the first half of 2018 are summarized as follows:

In millions of USD	Jan 1, 2018	Change in fair value included in OCI*	Change in fair value included in income statement	Increase	Sale / Settlement	Foreign exchange result recognized in OCI*	(unaudited) June 30, 2018
Government bonds issued by the U.S. Treasury	431	(2)	-	-	-	-	429
Quoted equity instruments at FVPL (1)	11	-	-	-	-	-	11
Sub-total Quoted debt and equity securities	442	(2)	-	-	-	-	440
Unquoted equity securities at FVOCI	12	-	-	-	-	-	12
Other trading financial assets at FVPL	9	-	-	-	-	-	9
Short-term deposits	-	-	-	15	-	-	15
Total other financial assets (excluding derivatives)	463	(2)	-	15	-	-	476
*OCI:	Other comprehensive income
(1)	Amounts reported as at January 1, 2018 correspond to $11 million quoted equity securities previously classified as Available-for-sale investments according to IAS 39 guidance.

Debt securities classified at FVOCI

As at June 30, 2018, the Group held $429 million of U.S. Treasury debt securities, of which $99 million were U.S. Treasury Bills, which were acquired in 2017 and transferred to a financial institution with high credit quality as part of a short-term securities lending transaction. In the first half of 2018, the Group transferred $150 million of U.S. Treasury Bonds as part of additional short-term securities lending transactions. These transactions were concluded in compliance with the Group’s policy to optimize the return on its short-term interest rate investments, and always placed with institutions with a high credit rating. The Company, acting as the securities lender, does not hold any collateral on the unsecured securities lending transactions. The Company retains effective control on the transferred securities.

The debt securities have an average rating of Aaa/AA+/AAA from Moody’s, S&P and Fitch, respectively, with a weighted average maturity of 1.4 years. The debt securities were reported as current assets in line “Other current financial assets” on the consolidated balance sheet as at June 30, 2018, since they represented investments of funds available for current operations. The bonds were measured at FVOCI as at June 30, 2018. This fair value measurement corresponds to a Level 1 fair value hierarchy measurement.

3.6.9.2.        Other financial liabilities

In millions of USD	(unaudited) June 30, 2018	December 31, 2017
Derivative financial instruments
Cash flow hedges
Foreign exchange forward contracts	20	-
Currency collars	9	-
Derivatives not designated as hedges
Foreign exchange forward contracts	15	1
Currency collars	6	-
Embedded conversion option	608	571
Total other financial liabilities (including derivatives)	658	572
Total current	49	1
Total non-current	609	571

Refer to notes 3.6.9.3 and 3.6.9.5 for further explanations on other financial liabilities.

3.6.9.3.        Interest-bearing loans and borrowings

In millions of USD	(unaudited) June 30, 2018	December 31, 2017
Funding program loans with European Investment Bank:
3.56% due 2020, floating interest rate at Libor + 1.199%	37	38
3.37% due 2020, floating interest rate at Libor + 1.056%	83	83
0.59% due 2020, floating interest rate at Euribor + 0.917%	44	45
3.05% due 2021, floating interest rate at Libor + 0.525%	120	120
3.06% due 2021, floating interest rate at Libor + 0.572%	115	115
Dual tranche senior unsecured convertible bonds:
Zero-coupon, due 2022 (Tranche A)	665	655
0.25% due 2024 (Tranche B)	626	617
Other funding program loans:
0.31% (weighted average), due 2018-2023, fixed interest rate	19	20
Other long-term loans:
0.41% (weighted average), due 2018, fixed interest rate	-	1
0.87% (weighted average), due 2020, fixed interest rate	1	1
Total interest-bearing loans and borrowings	1,710	1,695
Total current	118	118
Total non-current	1,592	1,577

3.6.9.4.        Hedging activities and derivatives

Derivative instruments not designated as hedges

The Group conducts its business on a global basis in various major international currencies. As a result, the Group is exposed to adverse movements in foreign currency exchange rates, primarily with respect to the Euro. Foreign exchange risk mainly arises from future commercial transactions and recognized assets and liabilities at the Group’s subsidiaries. The Group enters into currency forward contracts and currency options to reduce its exposure to changes in exchange rates and the associated risk arising from the denomination of certain assets and liabilities in foreign currencies at the Group’s subsidiaries. These instruments do not qualify as hedging instruments and are marked-to-market at each period-end with the associated changes in fair value recognized in “Other income” or “Other expenses” in the consolidated income statement.

To reduce its exposure to U.S. dollar exchange rate fluctuations, the Group also hedges certain Euro-denominated forecasted transactions that cover at reporting date a large part of its research and development, selling, general and administrative expenses through the use of currency forward contracts and currency options, including collars. These instruments do not qualify as hedging instruments and are marked-to-market at each period-end with the associated changes in fair value recognized in “Other income” or “Other expenses” in the consolidated income statement.

The principal currencies covered at the end of the six-month period ended June 30, 2018 are the Euro, the Singapore dollar, the British pound, the Japanese yen, the China Yuan Renminbi, the Swiss Franc, the Malaysian ringgit, the Indian rupee, the South Korean won and the Taiwan dollar.

Derivative instruments designated as cash flow hedges

To reduce its exposure to U.S. dollar exchange rate fluctuations, the Group hedges certain Euro-denominated forecasted transactions that cover at reporting date a portion of its front-end manufacturing costs of semi-finished goods through the use of currency forward contracts and currency options, including collars. The Group also hedges certain manufacturing transactions denominated in Singapore dollars.

The principles regulating the hedging strategy for derivatives designated as cash flow hedge is to hedge up to 70% of the total forecasted transactions of the following quarter for these manufacturing costs. In order to follow a dynamic hedge strategy, the Group may change the percentage of the designated hedged item within the limit of 100% of the forecasted transaction. The maximum length of time over which the Group could hedge its exposure to the variability of cash flows for forecasted transactions is 24 months.

These derivative instruments are designated and qualified as cash flow hedges. They are reflected at fair value in the consolidated statement of financial position. The unrealized gain or loss from the effective portion of the hedge is reported in other comprehensive income or as a basis adjustment of inventory and is recognized in earnings in the same period in which the hedged transaction affects earnings, and within the same consolidated income statement line item as the impact of the hedged transaction.

As at June 30, 2018, the Group had the following outstanding derivative instruments that were entered into to hedge Euro-denominated and Singapore-Dollar-denominated forecasted transactions:

	Notional amount for hedge on forecasted manufacturing costs transactions
	In millions of Euros	In millions of Singapore Dollars
Forward contracts	386	139
Currency collars	417	-

As at July 1, 2017, the Group had the following outstanding derivative instruments that were entered into to hedge Euro-denominated and Singapore-Dollar-denominated forecasted transactions:

	Notional amount for hedge on forecasted manufacturing costs transactions
	In millions of Euros	In millions of Singapore Dollars
Forward contracts	399	130
Currency collars	381	-

Cash flow and fair value interest rate risk

The Group’s interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk.

The Group analyzes its interest rate exposure on a dynamic basis. Various scenarios are simulated taking into consideration refinancing, renewal of existing positions, alternative financing and hedging. The Group invests primarily on a short-term basis and as such its liquidity is invested in floating interest rate instruments. As a consequence the Group is exposed to interest rate risk due to potential mismatch between the return on its short term floating interest rate investments and the portion of its long term debt issued at fixed rate.

Offsetting financial assets and financial liabilities

The Group entered into currency collars as combinations of two options, which are reported, for accounting purposes, on a net basis. As at June 30, 2018, the fair value of these collars represented assets totaling $1 million (a gross amount of $1 million recognized assets offset with a nil liability position) and liabilities for a net amount of $15 million (composed of $15 million liabilities and an immaterial asset amount). In addition, the Group entered into other derivative instruments, primarily forward contracts, which are governed by standard International Swaps and Derivatives Association (“ISDA”) agreements, which are not offset in the statement of financial position, and representing total assets of $1 million and total liabilities of $35 million as at June 30, 2018.

3.6.9.5.        Fair values

Set out below is a comparison by class of the carrying amounts and fair value of the Group’s financial instruments that are carried in the financial statements.

	Carrying amount		Fair value
In millions of USD	(unaudited) June 30, 2018	December 31, 2017	(unaudited) June 30, 2018	December 31, 2017
Financial assets
Trade accounts receivables	1,106	1,149	1,106	1,149
Other receivables and assets	403	384	403	384
Quoted financial instruments	449	451	449	451
Unquoted equity securities at FVOCI	12	12	12	12
Embedded call option	17	12	17	12
Other current financial assets	2	41	2	41
Short-term deposits	15	-	15	-
Cash equivalents (1)	1,581	1,303	1,581	1,303
Financial liabilities
Interest-bearing loans and borrowings (excluding senior unsecured convertible bonds)	419	423	419	423
Senior unsecured convertible bonds (2)	1,291	1,272	1,804	1,860
Embedded conversion option	608	571
Other non-current financial liabilities	1	-	1	-
Trade accounts payable	991	893	991	893
Other payables and accrued liabilities	444	340	444	340
Other current financial liabilities	49	1	49	1
(1)	Cash equivalents primarily correspond to deposits at call with banks.
(2)

The carrying amount of the senior unsecured convertible bonds issued on July 3, 2017 and outstanding at June 30, 2018 and December 31, 2017 corresponds to the liability component only, since, at initial recognition, an amount of $248 million was separately recognized as an embedded derivative financial instruments.

The fair value of financial assets and liabilities are included at the price at which the instrument could be sold in an orderly transaction between market participants at the measurement date. The following methods and assumptions were used to estimate fair value:

•

For trade accounts receivable, cash equivalents, trade accounts payable, other payables and accrued liabilities, the carrying amounts reflected in the consolidated financial statements are reasonable estimates of fair value due to the relatively short period of time between the origination of the instruments and their expected realization.

•	Other receivables and assets approximate their carrying amounts due either to their short-term maturities or to the fact that they are recorded at their net present value.

•	Financial investments (debt and equity securities):

¡	The fair value quoted debt and equity securities is determined based upon quoted market prices for identical instruments.

¡	The fair value of unquoted equity securities is based on the valuation of the underlying instruments on a new round of third party financing or upon liquidation.

•

The fair value of interest-bearing loans and borrowings, excluding senior unsecured convertible bonds, is determined by estimating future cash flows on a borrowing-by-borrowing basis and discounting these future cash flows using the Group’s incremental borrowing rates for similar types of borrowing arrangements.

•

The senior unsecured convertible bonds issued on July 3, 2017 and outstanding as at June 30, 2018 and December 31, 2017 have been trading on the open market segment on the Frankfurt Stock Exchange since issuance. The fair value of these instruments is the observable price of the bonds on that market.

•	The fair value of derivatives instruments is determined based upon quoted market prices for similar instruments.

•

The bondholders’ conversion option embedded in the senior unsecured convertible bonds issued on July 3, 2017 amounted to $608 million and $571 million as at June 30, 2018 and December 31, 2017, respectively. The issuer’s call option of the senior unsecured convertible bonds issued on July 3, 2017 amounted to $17 million and $12 million as at June 30, 2018 and December 31, 2017, respectively, while nil at inception. These embedded derivative instruments were measured at fair value based on an income approach using Bloomberg’s option pricing model, which can be assimilated to a Black & Scholes model for pricing stock options. This model was elected as the best indication of fair value since it maximized the use of observable market-based inputs.

Fair value hierarchy

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

•	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.

•	Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.

•	Level 3: techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

As at June 30, 2018, the Group held the following financial instruments measured at fair value:

In millions of USD	(unaudited) June 30, 2018	Level 1	Level 2	Level 3
Assets measured at fair value
Financial assets at FVPL
Trading derivatives:
Foreign exchange forward contracts	1	-	1	-
Currency collars	-	-	-	-
Trading securities	9	9	-	-
Embedded call option	17	-	-	17
Cash flow hedges
Foreign exchange forward contracts	-	-	-	-
Currency collars	1	-	1	-
Quoted debt and equity securities at FVOCI
Government bonds issued by the U.S. Treasury	429	429	-	-
Equity securities	11	11	-	-
Unquoted equity securities at FVOCI	12	-	-	12
Total assets	480	449	2	29
Liabilities measured at fair value
Contingent consideration on business combination	12	-	-	12
Derivatives at fair value through profit or loss:
Foreign exchange forward contracts	15	-	15	-
Currency collars	6	-	6	-
Cash flow hedges
Foreign exchange forward contracts	20	-	20	-
Currency collars	9	-	9	-
Embedded conversion option	608	-	-	608
Total liabilities	670	-	50	620

During the reporting period ending June 30, 2018, there was no transfer between Level 1 and Level 2 fair value measurements, and no transfer into and out of Level 3 fair value measurements.

Financial instruments in Level 1

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in Level 1.

Financial instruments in Level 2

The fair value of financial instruments that are not traded in active markets (for example over the counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data when available and rely as little as possible on entity’s specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in Level 2. If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3. Specific valuation techniques used to value financial instruments include:

•	Quoted market prices or dealer’s quotes for similar instruments;

•	The fair value of foreign exchange forward contracts when determined using forward exchange rates at the balance sheet date, with the resulting value discounted back to present value.

Financial instruments in Level 3

For financial assets (liabilities) measured at fair value using significant unobservable inputs (Level 3), the reconciliation between January 1, 2018 and June 30, 2018 is presented as follows:

In millions of USD	Fair value measurements using significant unobservable inputs (Level 3)
As at January 1, 2018	(559)
Change in fair value of the embedded conversion option	(37)
Change in fair value of the embedded call option	5
As at June 30, 2018 (unaudited)	(591)
Amount of total unrealized losses included in the 2018 income statement attributable to assets (liabilities) still held at the reporting date	(37)

The change in fair value amounting to $5 million on the embedded call option was reported as “Finance income” in the consolidated income statement for the six months ended June 30, 2018. The change in fair value amounting to $37 million on the embedded conversion option was reported as “Finance costs” in the consolidated income statement for the six months ended June 30, 2018.

The model used to price the derivative instruments embedded in the senior unsecured convertible bonds issued on July 3, 2017 included the following inputs:

•	The risk-free interest rate for comparable maturities;

•	The reference price for the Company’s ordinary shares as traded on the New York Stock Exchange;

•	The exercise price;

•	The dividend expected to be paid on the Company’s ordinary shares over the life of the option;

•	The volatility of the Company’s ordinary shares; and

•	The duration of the option.

Volatility should be considered an unobservable input due to the lack of market data (stock exchange listing of the bond option) for a time horizon equal to the duration of the option. The figure is, therefore, an assumption based on the volatility implied by the price of the financial instrument, as negotiated at the issue stage, and market volatility for the nearest time horizon.

The prices of the bondholders’ conversion option are sensitive to implied volatility. The table below shows a sensitivity analysis of the net carrying amount of the embedded conversion option in relation to a series of changes expressed in percentage point terms of volatility.

Change in volatility of the Company’s ordinary shares	-10 p.p.	- 8 p.p.	-5 p.p.	+5 p.p.	+8 p.p.	+10 p.p.
Change in the net carrying amount of the bondholders’ conversion option	(115)	(92)	(57)	56	89	111
Net carrying amount of the embedded conversion option	493	516	551	664	697	719

3.6.10. Inventories

Inventories consisted of the following:

In millions of USD	(unaudited) June 30, 2018	December 31, 2017
Raw materials	144	125
Work-in-process	951	787
Finished products	468	423
Total	1,563	1,335

3.6.11. Cash and cash equivalents

Cash and cash equivalents consisted of the following:

In millions of USD	(unaudited) June 30, 2018	December 31, 2017
Cash at bank and in hand	102	456
Money market deposits with banks	1,581	1,303
Total	1,683	1,759

3.6.12. Equity

3.6.12.1.        Outstanding shares

The authorized share capital of the Company is €1,810 million consisting of 1,200,000,000 common shares and 540,000,000 preference shares, each with a nominal value of €1.04. As at June 30, 2018, the number of common shares issued was 911,141,920 shares (December 31, 2017: 911,110,420 shares).

As of June 30, 2018, the number of common shares outstanding was 901,354,389 shares (December 31, 2017: 896,590,286 shares).

3.6.12.2.        Preference shares

The 540,000,000 preference shares, when issued, will entitle a holder to full voting rights and to a preferential right to dividends and distributions upon liquidation.

The Company is a party to an option agreement regarding our preference shares with Stichting Continulteit ST (the “Stichting”), entered into on January 22, 2007, with a duration of ten years, which agreement was extended for another ten years in October 2016. Our Managing Board and our Supervisory Board, along with the board of the Stichting, have declared that they are jointly of the opinion that the Stichting is independent of us. The option agreement provides for the issuance of up to a maximum 540,000,000 preference shares. Any such shares would be issued to the Stichting upon its request and in its sole discretion and upon payment of at least 25% of the par value of the preference shares to be issued. The shares would be issuable in the event of actions which the board of the Stichting determines would be contrary to our interests, our shareholders and our other stakeholders and which in the event of a creeping acquisition or offer for our common shares are not supported by our Managing Board and Supervisory Board. The preference shares may remain outstanding for no longer than two years. No preference shares have been issued to date. The effect of the preference shares may be to deter potential acquirers from effecting an unsolicited acquisition resulting in a change of control as well as to create a level-playing field in the event actions which are considered to be hostile by our Managing Board and our Supervisory Board, as described above, occur and which the board of the Stichting determines to be contrary to our interests and our shareholders and other stakeholders.

3.6.12.3.        Treasury shares

The treasury shares have been designated for allocation under the Group’s share based remuneration programs of unvested shares. As of June 30, 2018, a cumulative total of 44,930,874 of these treasury shares have been transferred to employees under the Group’s share based remuneration programs, of which 4,732,603 were transferred in the first half of 2018.

As of June 30, 2018, the Company owned 9,787,531 treasury shares compared to 14,520,134 as of December 31, 2017.

3.6.12.4.        Other reserves

Other reserves include the following components as at June 30, 2018 and July 1, 2017:

In millions of USD	Share-based compensation reserve	Fair value reserve of financial assets at FVOCI	Cash Flow Hedge (CFH) reserve	Employee benefit plan reserve	Foreign currency translation reserve	Total other reserves
As at January 1, 2017	647	1	(32)	(147)	462	931
Share-based compensation expense for the period	19	-	-	-	-	19
Net movement recognized in the statement of comprehensive income	-	-	62	-	135	197
As at July 1, 2017 (unaudited)	666	1	30	(147)	597	1,147
As at January 1, 2018	713	(2)	29	(156)	685	1,269
Share-based compensation expense for the period	51	-	-	-	-	51
Net movement recognized in the statement of comprehensive income	-	(4)	(58)	-	(56)	(118)
As at June 30, 2018 (unaudited)	764	(6)	(29)	(156)	629	1,202

Share-based compensation reserve: The share-based compensation reserve is used to recognize the value of equity-settled share-based payment transactions provided to employees, including key management personnel, as part of their remuneration.

Fair value reserve of financial assets at FVOCI: This reserve records fair value changes on financial assets at FVOCI.

Cash Flow hedge reserve: The cash flow hedge reserve contains the effective portion of the cash flow hedge relationship incurred as at the reporting date.

Employee benefit plan reserve: The employee benefit plan reserve is used to recognize the actuarial gains and losses and past service cost of post-employment pension plans.

Foreign currency translation reserve: The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries.

3.6.12.5.        Dividends

The 2018 AGM held on May 31, 2018 authorized the distribution of a cash dividend of $0.24 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of $0.06 in each of the second, third and fourth quarters of 2018 and first quarter of 2019. The amount of $48 million related to the first installment was paid during the second quarter of 2018. The remaining portion of the first installment and the $0.18 per share cash dividend corresponding to the last three installments totaled $168 million and is presented in the line “Other payables and accrued liabilities” in the consolidated statement of financial position as of June 30, 2018.

The 2017 AGM held on June 20, 2017 authorized the distribution of a cash dividend of $0.24 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of $0.06 in each of the second, third and fourth quarters of 2017 and first quarter of 2018. The amount of $53 million corresponding to the first installment, $53 million corresponding to the second installment and $47 million corresponding to the third installment were paid as of December 31, 2017. The remaining portion of the third installment amounting to $7 million and the fourth installment of $53 million were paid in the first half of 2018.

The 2016 AGM held on May 25, 2016, authorized the distribution of a cash dividend of $0.24 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of $0.06 in each of the second, third and fourth quarters of 2016 and first quarter of 2017. The amount of $53 million corresponding to the first installment, $53 million corresponding to the second installment and $47 million corresponding to the third installment were paid as of December 31, 2016. The remaining portion of the third installment amounting to $6 million and the fourth installment of $53  million were paid in the first half of 2017.

3.6.13. Provisions for restructuring

As at June 30, 2018, provisions for restructuring amounted to $46 million, of which $45 million was included in “Current provisions” in the consolidated statement of financial position. Movements during the first half of 2018 were as follows:

In millions of USD	Set-top Box restructuring plan	Other restructuring initiatives	Total
As at January 1, 2018	39	12	51
Expenses recognized during the period	20	-	20
Amounts paid	(14)	(10)	(24)
Currency translation effect	(2)	1	(1)
As at June 30, 2018 (unaudited)	43	3	46

•	Set-top Box restructuring plan

In 2016, the Group announced its decision to cease the development of new platforms and standard products for set-top-box and home gateway products. This decision implied a global workforce review that may affect approximately 1,400 employees worldwide, which includes about 430 in France through a voluntary departure plan, about 670 in Asia and about 120 in the United States of America. The Group recorded in the first half of 2018 $20 million of restructuring charges for this plan relating to employee termination benefits, primarily for voluntary terminations in France where the voluntary leave plan was completed.

•	Other restructuring initiatives

In 2017, the Group announced a restructuring plan affecting approximately 300 employees through voluntary leaves in its back-end operation in Bouskoura (Morocco). The $3 million employee termination benefits payable as at December 31, 2017 were fully paid during the first half of 2018. The plan is fully completed.

In 2013, the Group committed to restructuring actions to reduce operating expenses, net of R&D grants to the level of $600 to $650 million on a quarterly basis. In the first half of 2018, the Group paid $6 million for the settlement of an existing unused lease arrangement in one of its locations in Europe.

3.6.14. Expenses by nature

Expenses recorded as cost of sales and research and development and selling, general and administrative are detailed as follows:

	(unaudited)
In millions of USD	June 30, 2018	July 1, 2017
Depreciation and amortization	510	386
Employee benefit expenses	1,529	1,321
Purchase of materials and subcontracting services	1,808	1,428
Changes in inventories	(242)	(48)
Transportation	43	40
Royalties and patents	39	39
Advertising costs	8	7
Other expenses	291	257
Total cost of sales, research and development, and selling, general and administrative	3,986	3,430

Employee benefit expenses are detailed as follows:

	(unaudited)
In millions of USD	June 30, 2018	July 1, 2017
Wages and salaries	1,130	961
Payroll taxes and other social contribution charges	287	285
Share-based compensation expense	48	19
Pensions and other long-term benefits expense	64	56
Total employee benefit expenses	1,529	1,321
Of which included in:
Cost of sales	695	598
Selling, general and administrative	396	329
Research and development	438	394

3.6.15. Other income / expenses

Other income consisted of the following:

	(unaudited)
In millions of USD	June 30, 2018	July 1, 2017
Research and development funding	21	32
Net foreign exchange gain	3	2
Gain on sale of non-current assets	7	2
Foreign exchange forward contracts and other currency derivatives	-	28
Other income	1	-
Total other income	32	64

Other expenses consisted of the following:

	(unaudited)
In millions of USD	June 30, 2018	July 1, 2017
Foreign exchange forward contracts and other currency derivatives	(18)	-
Patent litigation costs	(5)	(3)
Other expense	(1)	-
Total other expenses	(24)	(3)

The Group receives significant public funding from governmental agencies in several jurisdictions. Public funding for research and development is recognized ratably as the related costs are incurred once the agreement with the respective governmental agency has been signed and all applicable conditions have been met. R&D funding received in the year ended December 31, 2017 and in the first half of 2018 from the Nano2017 program with the French government is subject to a financial return in the year 2024 and depends on the future cumulative sales of a certain product group from 2018 to 2023. As such, the criteria for granting income recognition were not met and an accrual amounting to $43 million was posted in other non-current liabilities as of June 30, 2018 compared to $33 million as of December 31, 2017.

Patent costs include legal and attorney fees and payment for claims, patent pre-litigation consultancy and legal fees.

3.6.16. Earnings per share

For the six-month period ended June 30, 2018 and July 1, 2017, earnings per share (“EPS”) were calculated as follows:

	(unaudited)
In millions of USD	June 30, 2018	July 1, 2017
Basic EPS
Net result attributable to the equity holder of the parent	446	209
Weighted average shares outstanding	897,253,192	884,165,669
Basic EPS	0.50	0.24
Diluted EPS
Net result	446	209
Net result adjusted	446	209
Weighted average shares outstanding	897,253,192	884,165,669
Dilutive effect of stock awards	9,410,658	4,827,389
Number of shares used for diluted EPS	906,663,850	888,959,574
Diluted EPS	0.49	0.24

The convertible bonds issued on July 3, 2017, as detailed in Note 3.6.9.3, had no impact on the diluted EPS computation in the first half of 2018 since they were non-dilutive as of June 30, 2018.

The convertible bonds issued on July 3, 2014 had no impact on the diluted EPS computation of the first half of 2017 since they were non-dilutive as of July 1, 2017.

3.6.17. Related-party transactions

Transactions with significant shareholders, their affiliates and other related parties were as follows:

	(unaudited)
In millions of USD	June 30, 2018	July 1, 2017
Sales and other services	-	-
Purchases	6	10
Accounts receivable	7	7
Accounts payable	50	51

For the six-month period ended June 30, 2018 and July 1, 2017, the related party transactions were primarily with significant indirect shareholders of the Company, or their subsidiaries and companies in which management of the Group perform similar policymaking functions. These include, but are not limited to: Orange, MicroOLED, Technicolor and Incard do Brazil. The related party transactions presented in the table above also include transactions between the Group and its investments in joint ventures as listed in Note 3.6.6. Each of the aforementioned arrangements and transactions is negotiated without the personal involvement of the Supervisory Board members and are made in line with market practices and conditions.

3.6.18. Contingencies, claims and legal proceedings

The Group is subject to possible loss contingencies arising in the ordinary course of business. These include but are not limited to: warranty cost on the products of the Group, breach of contract claims, claims for unauthorized use of third-party intellectual property, tax claims beyond assessed uncertain tax positions as well as claims for environmental damages. In determining loss contingencies, the Group considers the likelihood of impairing an asset or the incurrence of a liability at the date of the financial statements as well as the ability to reasonably estimate the amount of such loss. The Group records a provision for a loss contingency when information available before the financial statements are issued or are available to be issued indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and when the amount of loss can be reasonably estimated. The Group regularly re-evaluates claims to determine whether provisions need to be readjusted based on the most current information available to the Group. Changes in these evaluations could result in an adverse material impact on the Group’s results of operations, cash flows or its financial position for the period in which they occur.

The Group has received and may in the future receive communications alleging possible infringements of third party patents or other third party intellectual property rights. Furthermore, the Group from time to time enters into discussions regarding a broad patent cross license arrangement with other industry participants. There is no assurance that such discussions may be brought to a successful conclusion and result in the intended agreement. The Group may become involved in costly litigation brought against the Group regarding patents, mask works, copyrights, trademarks or trade secrets. In the event that the outcome of any litigation would be unfavorable to the Group, the Group may be required to take a license to third party patents and/or other intellectual property rights at economically unfavorable terms and conditions, and possibly pay damages for prior use and/or face an injunction, all of which individually or in the aggregate could have a material adverse effect on the Group’s results of operations, cash flows, financial position and/or ability to compete.

The Group is otherwise also involved in various lawsuits, claims, investigations and proceedings incidental to its business and operations.

The Group regularly evaluates claims and legal proceedings together with their related probable losses to determine whether they need to be adjusted based on the current information available to the Group. There can be no assurance that its recorded reserves will be sufficient to cover the extent of its potential liabilities. Legal costs associated with claims are expensed as incurred. In the event of litigation which is adversely determined with respect to the Group’s interests, or in the event the Group needs to change its evaluation of a potential third-party claim, based on new evidence or communications, a material adverse effect could impact its operations or financial condition at the time it were to materialize.

As of June 30, 2018, provisions for estimated probable losses with respect to claims and legal proceedings were not considered material.

4.    Sole Member of the Managing Board’s statement

The Sole member of the Managing Board hereby declares that, to the best of his knowledge, the Semi Annual Financial Statements, which have been prepared in accordance with IAS 34 Interim Financial Reporting, give a true and fair view of the assets, liabilities, financial position and profit or loss of STMicroelectronics N.V. and the undertakings included in the consolidation as a whole, and the Semi Annual Management Report of the Managing Board gives a true and fair overview of the information required pursuant to section 5:25d, subsection 8 and subsection 9 of the Dutch Financial Markets Supervision Act (Wet op het Financieel toezicht).

Date: August 22, 2018	By:	/s/ Jean-Marc Chery
	Name:	Jean-Marc Chery
	Title:	President and Chief Executive Officer and Sole Member of the Managing Board

5.    About STMicroelectronics

ST is a global semiconductor leader delivering intelligent and energy-efficient products and solutions that power the electronics at the heart of everyday life. ST’s products are found everywhere today, and together with our customers, we are enabling smarter driving and smarter factories, cities and homes, along with the next generation of mobile and Internet of Things devices.

By getting more from technology to get more from life, ST stands for life.augmented.

In 2017, the Company’s net revenues were $8.35 billion, serving more than 100,000 customers worldwide.

Further information can be found at www.st.com.

© STMicroelectronics - All rights reserved

The STMicroelectronics corporate logo is a registered trademark of the STMicroelectronics group of companies

All other names are the property of their respective owners

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: August 22, 2018	By:	/s/ Lorenzo Grandi
	Name:	Lorenzo Grandi
	Title:	Chief Financial Officer President, Finance, Infrastructure and Services